Exhibit 99.1

GasLog Ltd. Announces Closing of First Option Vessels Dropdown

Monaco – September 29, 2014 – GasLog Ltd. (NYSE: GLOG) (“GasLog” or “GasLog Ltd.”) announced today the closing of the sale of two modern liquefied natural gas (“LNG”) carriers, the Methane Jane Elizabeth and Methane Rita Andrea, to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for an aggregate price of $328 million (the “Transaction”). The purchase price was paid by a combination of cash and assumed debt.

This milestone transaction marks the first dropdown after the Initial Public Offering (“IPO”) in May of assets from GasLog to the Partnership and is a significant step for both companies.

GasLog continues to seek opportunities to grow its fleet through a combination of newbuildings and attractive, accretive acquisitions. The proceeds received from the dropping down of the vessels to the Partnership give GasLog the financial flexibility to expand the fleet further as and when appropriate.

With the completion of the Transaction, GasLog acknowledges that it is the intention of the Partnership’s management to recommend to its Board of Directors an increase in the quarterly distribution of between $0.05625 and $0.06250, an increase of approximately 15% above the existing minimum quarterly distribution and an annualized increase of between $0.225 and $0.250 per unit, which would become efective for the Partnership’s cash distribution with respect to the quarter ending December 31, 2014. Any such increase would be conditioned upon, among other things, the approval of such increase by the Partnership’s Board of Directors and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Paul Wogan, Chief Executive Officer of GasLog Ltd., commented: “This is a very significant transaction for GasLog as it validates our strategy for launching GasLog Partners in May of this year. In line with our stated objectives, we will look to drop additional vessels into GasLog Partners over time, and recycle capital back to GasLog, allowing us to grow our fleet into what we see as very strong markets for LNG shipping in the coming years. I am very pleased that with this first transaction after the IPO, the recommended increase in distribution will, if approved by the Board of Directors of the Partnership, move the incentive distribution rights (“IDRs”) into the first split, resulting in higher incremental distributions for GasLog.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog

GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s fleet consists of 20 (after giving effect to the Transaction) wholly owned LNG carriers, including 10 ships in operation and 10 LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statement

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 under the caption “Risk Factors.” We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog Ltd.
GasLog, Monaco
Simon Crowe, +377-9797-5115
CFO

or

Jamie Buckland, +377-9797-5118
Head of Investor Relations